SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

an announcement on connected transactions of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 26, 2008.

Document 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 386)

ANNOUNCEMENT ON CONNECTED TRANSACTION

The Board announces that on 26 June 2008, Sinopec Corp. respectively entered into the Assets Acquisition Agreements with each of the Sellers, pursuant to which, Sinopec Corp. has agreed to acquire the Target Assets from the Sellers. According to the Assets Valuation Reports prepared by the Independent Valuer, as at the Valuation Date, the aggregate value of the total assets amounts to RMB2,307.33 million (equivalent to approximately HK$2,464.00 million), the total liabilities amounts to RMB742.85 million (equivalent to approximately HK$793.29 million) and net assets value amounts to RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). The consideration for the Acquisition is RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). Sinopec Corp. will use its own internal resources to pay for the consideration.

Sinopec Group Company is the controlling shareholder of Sinopec Corp. holding 75.84% of the total issued shares of Sinopec Corp. Given the Target Assets proposed to be acquired by Sinopec Corp. are owned by the Sellers, the wholly-owned entities of Sinopec Group Company, the acquisition of the Target Assets by Sinopec Corp. from the Sellers constitutes a connected transaction of Sinopec Corp. under the Shanghai Listing Rules and the Hong Kong Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Acquisition is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements under Rule 14A.45 and Rule 14A.47 of the Hong Kong Listing Rules and exempted from the independent shareholders' approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

I      SUMMARY OF KEY INFORMATION

1	Transaction Details

The 21th Meeting of the 3rd session of the Board was held on 26 June 2008, at which the proposals including the "Proposal Concerning the Acquisition of the Downhole Operation Assets of Maintenance Nature from the Wholly-owned Entities of Sinopec Group Company were reviewed and approved. According to the proposals, Sinopec Corp. will acquire all the downhole operation assets of maintenance nature, the relevant business and associated liabilities owned by the Sellers. According to the Assets Valuation Reports issued by the Independent Valuer in respect of the Target Assets, as at the Valuation Date, the aggregate value of the total assets amounts to RMB2,307.33 million (equivalent to approximately HK$2,464.00 million), the total liabilities amounts to RMB742.85 million (equivalent to approximately HK$793.29 million) and net assets value amounts to RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). The consideration for the Acquisition is RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). Sinopec Corp. will use its own internal resources to pay for the consideration.

The Board has approved the execution of the Assets Acquisition Agreements and other related agreement by Sinopec Corp. with the Sellers in respect of the Acquisition.

2	Connected Persons Abstaining from Voting

Sinopec Group Company is the controlling shareholder of Sinopec Corp. holding 75.84% of the total issued shares of Sinopec Corp. Given the Target Assets proposed to be acquired by Sinopec Corp. are owned by the Sellers, the wholly-owned entities of Sinopec Group Company, the acquisition of the Target Assets by Sinopec Corp. from the Sellers constitutes a connected transaction of Sinopec Corp. under the Shanghai Listing Rules and the Hong Kong Listing Rules.

All the directors (including the independent non-executive directors) of Sinopec Corp. are of the view that the Acquisition is conducted based on normal commercial terms in the ordinary course of business of Sinopec Corp., the consideration for the Acquisition and other terms of the Assets Acquisition Agreements are fair and reasonable and in the interests of Sinopec Corp. and its the shareholders as a whole. Mr. Su Shulin and Mr. Zhouyuan, being connected directors by virtue of their directorships in Sinopec Group Company, abstained from voting at the Board meeting at which the proposed Acquisition was considered and approved.

3	Issues Requiring the Attention of Investors

(1)
The Acquisition constitutes a connected transaction of Sinopec Corp. under the Shanghai Listing Rules and the Hong Kong Listing Rules. The Board has approved the Acquisition and the connected directors have abstained from the voting at the board meeting.

(2)
The financial figures contained in the Balance Sheet and the Income Statement relating to the Acquisition were prepared in accordance with the PRC Accounting Standards for Business Enterprises (the "ASBE"). In respect of the net asset value and net profit value of the Target Assets, there exists no material discrepancies between the figures stated in the accounting statements prepared in accordance with the ASBE and those prepared in accordance with the International Financial Reporting Standards.

(3)
Each of the Assets Acquisition Agreements entered into between Sinopec Corp. and the Sellers are independent from each other. Hence, if any of the Assets Acquisition Agreements is not implemented, this will not affect the implementation of the remaining agreements.

(4)
Pursuant to the relevant PRC laws and regulations governing the supervision and administration of state-owned assets, the Assets Valuation Reports prepared in respect of the Acquisition should be filed with Sinopec Group Company. Moreover, the Acquisition will be proceeded with after all the condition precedents set out in Assets Acquisition Agreements and other related agreements in respect of the Acquisition have been satisfied.

II     SUMMARY OF THE CONNECTED TRANSACTION

1	Background

Pursuant to the disposal agreement entered into between Sinopec Corp. and Sinopec Group Company, Sinopec Corp. sold its downhole operation assets and associated liabilities to Sinopec Group Company in October 2004, which included the downhole operation assets and associated liabilities of Shengli Oilfields Company Limited, Zhongyuan Oilfield Branch Company, Henan Oilfield Branch Company, Jianghan Oilfield Branch Company, Jiangsu Oilfield Branch Company, Huabei Branch Company, Huadong Branch Company and Xinan Branch Company. Please refer to the announcement on this connected transaction issued by Sinopec Corp. on 1 November 2004 for details.

The scope of the downhole operation assets and associated liabilities sold by Sinopec Corp. to Sinopec Group Company in 2004 mentioned above is not the same as the scope of the Target Assets of the Acquisition. The assets sold in 2004 included all of the downhole operation assets and associated liabilities owned by Shengli Oilfields Company Limited, Zhongyuan Oilfield Branch Company, Henan Oilfield Branch Company, Jianghan Oilfield Branch Company, Jiangsu Oilfield Branch Company, Huabei Branch Company, Huadong Branch Company and Xinan Branch Company. Those assets were used in the testing of oilfield and gas, the maintenance of oil wells, pressurisation, acidification, action operations and maintenance operations. However, the Target Assets of the Acquisition only include the downhole operation assets of maintenance nature, and auxiliary services, which are closely related to the daily oilfields production, the relevant businesses and associated liabilities owned by Shengli Oilfields Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jianghan Oilfield Administrative Bureau, Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau.

The acquisition of the Target Assets can effectively satisfy the demands for the downhole operation services from the oil production plants owned by Sinoepec Corp. and maintain the steady and orderly daily production of these oilfields. After the Acquisition, the synergy between the oil production business and the downhole operation business of Sinopec Corp. will be achieved and the management system for oilfield production will be streamlined. After the Acquisition, the numbers of oilfield operations will be reduced and costs on production will be saved. Hence, the acquisition of the Target Assets will enhance the production efficiency and further reduce the existing connected transactions between Sinopec Corp. and Sinopec Group Company.

2	Main Contents of the Connected Transaction

Sinopec Corp. respectively entered into the Assets Acquisition Agreements with each of the Sellers on 26 June 2008.

Sinopec Corp. proposes to acquire the Target Assets owned by the Sellers by using its internal resources in accordance with the Assets Acquisition Agreements. The Target Assets of the Acquisition include: the downhole operation assets of maintenance nature and auxiliary services, which are closely related to the daily oilfields production, the relevant businesses and associated liabilities owned by Shengli Oilfields Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jianghan Oilfield Administrative Bureau, Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau.

According to the Assets Valuation Reports prepared by the Independent Valuer, as at the Valuation Date, the aggregate value of the total assets amounts to RMB2,307.33 million (equivalent to approximately HK$2,464.00 million), the total liabilities amounts to RMB742.85 million (equivalent to approximately HK$793.29 million) and net assets value amounts to RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). The consideration for the Acquisition is RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). Sinopec Corp. will use its own internal resources to pay for the consideration.

3	Implications under the Hong Kong Listing Rules

Sinopec Group Company is the controlling shareholder of Sinopec Corp. holding 75.84% of the total issued shares of Sinopec Corp. Given the Target Assets proposed to be acquired by Sinopec Corp. are owned by the Sellers, the wholly-owned entities of Sinopec Group Company, the acquisition of the Target Assets by Sinopec Corp. from the Sellers constitutes a connected transaction of

Sinopec Corp. under the Shanghai Listing Rules and the Hong Kong Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Acquisition is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements under Rule 14A.45 and Rule 14A.47 of the Hong Kong Listing Rules and exempted from the independent shareholders' approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

On 28 December 2007, Sinopec Corp. (and its subsidiary) acquired, among other things, equity interests of the Target Companies from Sinopec Group Company. Please refer to the announcement of Sinopec Corp. dated 28 December 2007 for further details in relation to the Prior Transaction. Given the Acquisition is different and distinct from the Prior Transaction, it does not require aggregation with the Prior Transaction for the purpose of Rule 14A.25 of the Hong Kong Listing Rules.

Save for the Prior Transaction, Sinopec Corp. did not have any other prior transaction with each of the Sellers or its ultimate beneficial owners which would be required to be aggregated under Rule 14A.25 of the Hong Kong Listing Rules.

4	Information on the Review and Approval of the Connected Transaction

The proposal relating to the Acquisition was considered and approved at the 21th meeting of the 3rd session of the Board of Sinopec Corp. The independent non-executive directors have approved the Acquisition and issued their independent opinions. The Board considered and reviewed the connected transaction and all the connected directors had abstained from the voting at the Board meeting. All the non-connected directors (including the independent non-executive directors) approved this connected transaction unanimously.

III   INTRODUCTION TO THE PARTIES OF THE CONNECTED TRANSACTION

1	Sinopec Corp.

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the stock exchanges of Hong Kong, Shanghai, New York and London. The principal operations of Sinopec Corp. and its subsidiaries include:

(1)	exploring for and developing, producing and trading of crude oil and natural gas;

(2)	processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and

(3)	producing, distributing and trading of chemical products.

2	Information on Sinopec Group Company

Sinopec Group Company was established in July 1998 and is an authorized investment organization and a state-controlled company with registered capital of RMB 130.645104 billion. Upon reorganization in 2000, Sinopec Group Company transferred its principal petrochemical business to Sinopec Corp. while Sinopec Group Company continues to operate the remaining petrochemical facilities and small-scale oil refinery plants. In addition, Sinopec Group Company also provides services relating to well-drilling, well-measuring, downhole operation services, manufacturing and maintenance of production equipment, construction of engineering and public utility services such as water, electricity supply and social services. As at the end of 2007, the total asset value of Sinopec Group Company is RMB 325.146 billion, the interests of shareholders amounted to RMB 239.817 billion and the net profits of RMB 3.687 billion were achieved in 2007.

3	Information on the Sellers

The Sellers of the Acquisition include: Shengli Oilfields Administrative Bureau, Jianghan Oilfield Administrative Bureau，Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, , Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau. The Sellers are wholly owned by Sinopec Group Company and will respectively sell the Target Assets to Sinopec Corp. pursuant to the Assets Acquisition Agreements entered into with Sinopec Corp. The Sellers are mainly engaged in the provision of exploration technical services, engineering technical services which are involved in the upstream businesses and other businesses such as the provision of engineering services for public utility (water and electricity) and social affair services.

(1)	Shengli Oilfields Administrative Bureau

(a) General Information

Shengli Oilfields Administrative Bureau is an enterprise lawfully established under the ownership of the whole people with a registered capital of RMB 11,376.14 million (approximately HK$ 12,148.5799 million). Its legal address is No.258, Jinan Road, Dongying District, Dongying City. The legal representative of Jianghan Oilfields is Mr. Wang Lixin.

(b) Major Financial Data

According to the audited financial statements provided by Shengli Oilfields Administrative Bureau, the consolidated assets liabilities and consolidated profits and losses of Shengli Oilfields Administrative Bureau are as follows:

Balance Sheet

           Unit: RMB (thousand yuan)

Item	As at 31 December 2007 (audited)
Total assets	23,919,010.21
Liabilities	17,763,276.52
Minority interests	--------
Net assets	6,155,733.68

Income Statement

                            Unit: RMB (thousand yuan)

Item	2007 (audited)
Income from principal operations	24,071,718.82
Costs for principal operations	24,035,780.42
Total profits	-3,167,291.57
Net profits	-3,171,036.06

Note: As at 26 February 2008, there are no non-adjustment matters after the date of the balance Sheet which shall be disclosed.

(2)	Jianghan Oilfields Administrative Bureau

(a) General Information

Jianghan Oilfields Administrative Bureau is an enterprise lawfully established under the ownership of the whole people with a registered capital of RMB 2,364.17 million (approximately HK$ 2,524.6971 million). Its legal address is No. 1, Jianghan Road, Guanghua, Qianjiang City, Hubei Province. The legal representative of Jianghan Oilfields Administrative Bureau is Mr. Zhang Shaoping.

(b) Major Financial Data

According to the audited accounting statements prepared under the PRC ASBE and provided by Jianghan Oilfields Administrative Bureau, the consolidated assets liabilities and consolidated profits and losses of Jianghan Oilfields Administrative Bureau are as follows:

Balance Sheet

           Unit: RMB (thousand yuan)

Item	As at 31 December 2007 (audited)
Total assets	6,608,394.35
Liabilities	5,220,899.29
Minority interests	--------
Net assets	1,387,495.06

Income Statement

                            Unit: RMB (thousand yuan)

Item	2007 (audited)
Income from principal operations	6,000,285.56
Costs for principal operations	5,683,505.68
Total profits	-450,050.22
Net profits	-450,101.88

Note: As at 22 February 2008, there are no non-adjustment matters after the date of the Balance Sheet which shall be disclosed.

(3)	Zhongyuan Petroleum Exploration Bureau

(a) General Information

Zhongyuan Petroleum Exploration Bureau is a lawfully established state-owned enterprise with a registered capital of RMB 500.00 million (approximately HK$ 533.95 million). Its legal address is Zhongyuan Road, Puyang City, Henan

Province. The legal representative of Zhongyuan Petroleum Exploration Bureau is Mr. Kong Fanqun.

(b) Major Financial Data

According to the audited accounting statements prepared under the PRC ASBE and provided by Zhongyuan Petroleum Exploration Bureau, the consolidated assets liabilities and consolidated profits and losses of Zhongyuan Petroleum Exploration Bureau are as follows:

Balance Sheet

           Unit: RMB (thousand yuan)

Item	As at 31 December 2007 (audited)
Total assets	13,265,896.40
Liabilities	10,493,150.58
Minority interests	103.41
Net assets	2,772,745.83

Income Statement

                            Unit: RMB (thousand yuan)

Item	2007 (audited)
Income from principal operations	13,393,846.49
Costs for principal operations	12,472,937.82
Total profits	-446,758.66
Net profits	-476,237.70

Note: As at 25 February 2008 (i.e. the date of approval for the publish of the accounting report), there are no non-adjustment issues after the date of the Balance Sheet which shall be disclosed.

(4)	Henan Petroleum Exploration Bureau

(a) General Information

Henan Petroleum Exploration Bureau is a lawfully established state-owned enterprise with a registered capital of RMB 1,921.95 million (approximately HK$ 2,052.4504 million). Its legal address is Wancheng District, Nanyang City, Henan Province. The legal representative of Henan Petroleum Exploration Bureau is Mr. Li Lianwu.

(b) Major Financial Data

According to the audited accounting statements prepared under the PRC ASBE and provided by Henan Petroleum Exploration Bureau, the consolidated assets liabilities and consolidated profits and losses of Henan Petroleum Exploration Bureau are as follows:

Balance Sheet

           Unit: RMB (thousand yuan)

Item	As at 31 December 2007 (audited)
Total assets	3,638,628.63
Liabilities	1,975,923.76
Minority interests	6,232.13
Net assets	1,662,704.92

Income Statement

                            Unit: RMB (thousand yuan)

Item	2007 (audited)
Income from principal operations	3,883,638.13
Costs for principal operations	3,412,971.67
Total profits	-83,504.83
Net profits	-89,740.66

Note: As at 25 February 2008 (the date of approval for the publish of the accounting report), there are no non-adjustment issues after the date of the Balance Sheet which shall be disclosed.

(5)	Jiangsu Petroleum Exploration Bureau

(a) General Information

Jiangsu Petroleum Exploration Bureau is an enterprise lawfully established under the ownership of the whole people with a registered capital of RMB 1,526.00 million (approximately HK$ 1,629.6111 million). Its legal address is No.1 Wenhui West Road, the Economic Development Zone of Yangzhou City, Jiangsu Province. The legal representative of Jiangsu Petroleum Exploration Bureau is Mr. Zhu Ping.

(b) Major Financial Data

According to the audited accounting statements prepared under the PRC ASBE and provided by Jiangsu Petroleum Exploration Bureau, the consolidated assets liabilities and consolidated profits and losses of Jiangsu Petroleum Exploration Bureau are as follows:

Balance Sheet

           Unit: RMB (thousand yuan)

Item	As at 31 December 2007 (audited)
Total assets	3,168,694.97
Liabilities	1,769,512.93
Minority interests	--------
Net assets	1,399,182.04

Income Statement

                            Unit: RMB (thousand yuan)

Item	2007 (audited)
Income from principal operations	3,253,335.08
Costs for principal operations	2,926,859.67

Total profits	-76,869.19
Net profits	-65,369.19

Note: As at 25 February 2008, there are no non-adjustment issues after the date of the Balance Sheet which shall be disclosed.

(6)	Jianghan Oilfields Administrative Bureau

(a) General Information

Huadong Petroleum Bureau is a lawfully established business unit legal person with the establishment capital of RMB 39.001 million (approximately HK$ 41.6492 million). Its legal address is No.37 Rehe South Road, Nanjing City, Jiangsu Province. The legal representative of Huadong Petroleum Bureau is Mr. Liu Yinchun.

(b) Major Financial Data

According to the audited accounting statements prepared under the PRC ASBE and provided by Huadong Petroleum Bureau, the consolidated assets liabilities and consolidated profits and losses of Huadong Petroleum Bureau are as follows:

Balance Sheet

           Unit: RMB (thousand yuan)

Item	As at 31 December 2007 (audited)
Total assets	1,429,753.82
Liabilities	994,400.10
Net assets	435,353.71

Income Statement

                            Unit: RMB (thousand yuan)

Item	2007 (audited)

Income from principal operations	1,464,348.15
Costs for principal operations	1,312,690.62
Total profits	28,934.57
Net profits	21,765.00

Note: There are no non-adjustment issues after the date of the Balance Sheet which shall be disclosed.

IV    Information on the Target Assets

1	General Information on the Target Assets

The Target Assets of the Acquisition include: the downhole operation assets of maintenance nature, including vehicles, machinery, electronic equipment and real properties, and the auxiliary services, which are closely related to the daily oilfields production, the relevant businesses and associated liabilities of the Sellers i.e. Shengli Oilfields Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jianghan Oilfields Administrative Bureau, Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau.

According to the Assets Valuation Reports prepared by the Independent Valuer, as at the Valuation Date, the aggregate value of the total assets amounts to RMB2,307.33 million (equivalent to approximately HK$2,464.00 million), the total liabilities amounts to RMB742.85 million (equivalent to approximately HK$793.29 million) and net assets value amounts to RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). The consideration for the Acquisition is RMB1,564.48 million (equivalent to approximately HK$1,670.71 million).

2	Specific Information on each of the Target Assets

Based on the audit conducted on the simulated financial statements for 2006 and 2007 in relation to the Target Assets, Tin Wha CPAs, an audit firm which is qualified to engaged in securities business within China, issued the Audit Reports (Tian Hua Zhong Xing Shen Zi [2008] No. 3001-13, Tian Hua Zhong Xing Shen Zi [2008] No. 3002-05, Tian Hua Zhong Xing Shen Zi [2008] No. 3003-07, Tian Hua Zhong Xing Shen Zi [2008] No. 3004-04, Tian Hua Zhong Xing Shen Zi [2008] No. 3005-06 and Tian Hua Zhong Xing Shen Zi [2008] No. 3010-14) in respect of the Target Assets.

(i)	The accumulative summary of the financial data of the Target Assets are as follows:

Consolidated Balance Sheet

Unit: RMB thousand

Item	31 December 2007	31 December 2006
Total current assets	698,869.1	647,914.4
Total non-current assets	1,549,105.3	1,486,728.1
Total assets	2,247,974.4	2,134,642.5
Total current liabilities	705,205.3	682,471.8
Total non-current liabilities	37,649.5	67,907.9
Total liabilities	742,854.8	750,379.7
Shareholders' equity	1,505,119.6	1,384,262.8
Total liabilities and shareholders' equity	2,247,974.4	2,134,642.5

Consolidated Income Statement

Unit: RMB thousand

Item	31 December 2007	31 December 2006
Operating income	5,304,137.8	4,302,685.6
Total operating costs	5,021,711.0	4,756,435.1
Operating profits	282,426.8	-453,749.5
Profit before income tax	269,557.1	-464,491.4
Income tax expenses	88,953.8	3,001.4
Net profit for the period	180,603.3	-467,492.8

According to the Assets Valuation Reports issued by the Independent Valuer, by adopting the cost method, the summary of the appraisal results of the Target Assets as at the Valuation Date are as follows:

Unit: RMB thousand yuan

Item	Book value	Adjusted Book Value	Appraised Value	Increased/Decreased Amount	Rate of Increase

Current assets	698,869.1	698,869.1	701,353.8	2,484.7	0.36
Non- current assets	1,549,105.3	1,549,105.3	1,605,979.4	56,874.1	3.67
Fixed assets	1,495,228.0	1,495,228.0	1,547,482.8	52,254.8	3.49
Projects in progress	362.6	362.6	385.8	23.2	6.40
Long-term deferred expenses	53,440.6	53,440.6	58,022.9	4,582.3	8.57
Total assets	2,247,974.4	2,247,974.4	2,307,333.1	59,358.8	2.64
Current liabilities	705,205.3	705,205.3	705,205.3	0.00	0.00
Non-current liabilities	37,649.5	37,649.5	37,649.5	0.00	0.00
Total liabilities	742,854.8	742,854.8	742,854.8	0.00	0.00
Net assets	1,505,119.6	1,505,119.6	1,564,478.4	59,358.8	3.94

Note: The appraised value of the total assets in respect of the Target Assets increased by 2.64%, and the appraised value of the net assets increased by 3.94%. The main reasons for the increase in the valuation are: (1)the costs for the development and construction of the real estate have been increasing in recent years, which leads to a relatively significant increase in the replacement costs;(2)the net face value of certain equipments included in the Target Assets to be sold by the Sellers are relatively low and the economic utilization year of such equipment will be longer than that of the accounting depreciation year.

(ii)	The financial data of the assets acquired from each of the Sellers are as follows:

(a) Financial data of Shengli Oilfields Administrative Bureau：

Unit: RMB thousand yuan

Item	Book value	Adjusted Book Value	Appraised Value	Increased/ Decreased Amount	Rate of Increase
Current assets	500,779.5	500,779.5	500,872.4	92.9	0.02
Non- current assets	664,969.1	664,969.1	718,464.5	53,495.4	8.04
Fixed assets	646,434.3	646,434.3	697,345.2	50,910.9	7.88
Projects in progress	----	----	----	----	----
Long-term deferred expenses	18,534.8	18,534.8	21,119.4	2,584.5	13.94

Total assets	1,165,748.6	1,165,748.6	1,219,336.9	53,588.3	4.60
Current liabilities	381,678.9	381,678.9	381,678.9	0.00	0.00
Non-current liabilities	----	----	----	----	----
Total liabilities	381,679.0	381,679.0	381,679.0	0.00	0.00
Net assets	784,069.7	784,069.7	837,658.0	53,588.3	6.83

(b) Financial data of Jianghan Oilfields Administrative Bureau：

Unit: RMB thousand yuan

Item	Book value	Adjusted Book Value	Appraised Value	Increased/ Decreased Amount	Rate of Increase
Current assets	4,754.2	4,754.2	4,754.2	0.00	0.00
Non- current assets	150,630.3	150,630.3	151,267.1	636.8	0.42
Fixed assets	147,405.1	147,405.1	147,761.6	356.4	0.24
Projects in progress	----	----	----	----	----
Long-term deferred expenses	3,225.2	3,225.2	3,505.5	280.3	8.69
Total assets	155,384.5	155,384.5	156,021.3	636.8	0.41
Current liabilities	106,918.5	106,918.5	106,918.5	0.00	0.00
Non-current liabilities	----	----	----	----	----
Total liabilities	106,918.5	106,918.5	106,918.5	0.00	0.00
Net assets	48,466.0	48,466.0	49,102.8	636.8	1.31

(c) Financial data of Zhongyuan Petroleum Exploration Bureau：

Unit: RMB thousand yuan

Item	Book value	Adjusted Book Value	Appraised Value	Increased/ Decreased Amount	Rate of Increase
Current assets	26,532.6	26,532.6	26,603.9	71.3	0.27
Non- current assets	220,852.6	220,852.6	216,757.9	-4,094.7	-1.85
Fixed assets	208,355.1	208,355.1	202,964.7	-5,390.4	-2.59
Projects in progress	362.6	362.6	385.8	23.2	6.40
Long-term deferred expenses	12,135.0	12,135.0	13,407.4	1,272.5	10.49
Total assets	247,385.2	247,385.2	243,361.8	-4,023.4	-1.63
Current liabilities	50,594.2	50,594.2	50,594.2	0.00	0.00

Non-current liabilities	12,237.1	12,237.1	12,237.1	0.00	0.00
Total liabilities	62,831.3	62,831.3	62,831.3	0.00	0.00
Net assets	184,553.9	184,553.9	180,530.5	-4,023.4	-2.18

(d) Financial data of Henan Petroleum Exploration Bureau：

          Unit: RMB thousand yuan

Item	Book value	Adjusted Book Value	Appraised Value	Increased/ Decreased Amount	Rate of Increase
Current assets	86,153.7	86,153.7	88,553.7	2,400.0	2.79
Non- current assets	306,520.4	306,520.4	307,821.1	1,300.7	0.42
Fixed assets	306,446.3	306,446.3	307,733.1	1,286.8	0.42
Projects in progress	----	----	----	----	----
Long-term deferred expenses	----	----	----	----	----
Total assets	392,674.1	392,674.1	396,374.8	3,700.7	0.94
Current liabilities	90,009.9	90,009.9	90,009.9	0.00	0.00
Non-current liabilities	6,991.5	6,991.5	6,991.5	0.00	0.00
Total liabilities	97,001.4	97,001.4	97,001.4	0.00	0.00
Net assets	295,672.7	295,672.7	299,373.4	3,700.7	1.25

(e) Financial data of Jiangsu Petroleum Exploration Bureau：

Unit: RMB thousand yuan

Item	Book value	Adjusted Book Value	Appraised Value	Increased/ Decreased Amount	Rate of Increase
Current assets	45,744.3	45,744.3	45,744.3	0.00	0.00
Non- current assets	180,983.7	180,983.7	186,235.6	5,251.9	2.90
Fixed assets	161,438.1	161,438.1	166,245.0	4,807.0	2.98
Projects in progress	----	----	----	----	----
Long-term deferred expenses	19,545.6	19,545.6	19,990.6	445.0	2.28
Total assets	226,728.0	226,728.0	231,979.9	5,251.9	2.32
Current liabilities	43,281.6	43,281.6	43,281.6	0.00	0.00
Non-current liabilities	18,420.9	18,420.9	18,420.9	0.00	0.00
Total liabilities	61,702.5	61,702.5	61,702.5	0.00	0.00
Net assets	165,025.5	165,025.5	170,277.4	5,251.9	3.18

(f) Financial data of Huadong Petroleum Bureau：

Unit: RMB thousand yuan

Item	Book value	Adjusted Book Value	Appraised Value	Increased/ Decreased Amount	Rate of Increase
Current assets	34,904.9	34,904.9	34,825.3	-79.6	-0.23
Non- current assets	25,149.1	25,149.1	25,433.2	284.1	1.13
Fixed assets	25,149.1	25,149.1	25,433.2	284.1	1.13
Projects in progress	----	----	----	----	----
Long-term deferred expenses	----	----	----	----	----
Total assets	60,054.0	60,054.0	60,258.5	204.5	0.34
Current liabilities	32,722.1	32,722.1	32,722.1	0.00	0.00
Non-current liabilities	----	----	----	----	----
Total liabilities	32,722.1	32,722.1	32,722.1	0.00	0.00
Net assets	27,331.9	27,331.9	27,536.4	204.5	0.75

The land involved in the Acquisition is state-owned land, the land use rights of which are obtained by the Sellers through lawful authorization. After the completion of the Acquisition, Sinopec Corp. will use such land by way of leasing.

The Target Assets are free from any and all mortgage, pledge or any other third party rights, or major disputes, litigation or arbitration with respect to the Target Assets or any judicial measures such as sequestration or freezing-up.

V     THE MAJOR TERMS OF THE ASSETS ACQUISITION AGREEMENTS

1	Date: 26 June 2008

2	Parties:	Purchaser: Sinopec Corp.

Vendor: the Sellers, including:

(1) Shengli Oilfields Administrative Bureau

(2) Jianghan Oilfields Administrative Bureau

(3) Zhongyuan Petroleum Exploration Bureau

(4) Henan Petroleum Exploration Bureau

(5) Jiangsu Petroleum Exploration Bureau

(6) Huadong Petroleum Bureau

3	Pricing Policy and Consideration

The consideration for the Acquisition was determined based on the appraised net asset value in the Assets Valuation Reports. According to the Assets Valuation Reports prepared by the Independent Valuer, as at the Valuation Date, the aggregate value of the total assets amounts to RMB2,307.33 million (equivalent to approximately HK$2,464.00 million), the total liabilities amounts to RMB742.85 million (equivalent to approximately HK$793.29 million) and net assets value amounts to RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). The consideration for the Acquisition is RMB1,564.48 million (equivalent to approximately HK$1,670.71 million). Sinopec Corp. will pay for the consideration by cash.

Any profits or losses incurred in connection with the Target Assets during the period from the Valuation Date to the Date of Completion shall belong to or be borne by (as the case may be) Sinopec Group Company whilst any profits or losses incurred in connection with the Target Assets after the Date of Completion will belong to or be borne by Sinopec Corp.

4	Method of Payment

Sinopec Corp. and the Sellers agree that Sinopec Corp. will use its own internal resources to make a one-off payment of the consideration to each of the Sellers pursuant to the Assets Acquisition Agreements within 20 business days after the Date of Completion.

5	Completion and the Date of Completion

(1)	Completion

The Sellers will deliver the documents relating to the ownership of the Target Assets, including the title certificates, government approvals, personnel information and other legal documents such as agreements or information that reflect the status of the Target Assets, to Sinopec Corp. on the Date of Completion. The Sellers will also carry out the necessary legal procedures to enable Sinopec Corp. to own and control the Target Assets. Sinopec Corp. shall bear the liabilities within the scope of the Target Assets from the Date of Completion.

(2)	Date of Completion

Both parties agree that the Date of Completion is 30 June 2008 or some other date as agreed by both parties in writing.

(3)	Transfer of Property Rights

Both parties agree to complete the registration formalities for the change of the ownership of the Target Assets within 60 business days from the Date of Completion.

6	Other Major Terms of the Assets Acquisition Agreements

(1)	Conditions for the Assets Acquisition Agreements coming into effect：

(a)
each party completing its internal approval procedure for the execution of the Assets Acquisition Agreements in accordance with the relevant provisions stated in the applicable laws and regulations, articles of association and its internal working rules; and

(b)
The Assets Valuation Reports prepared in respect of the Target Assets having been filed in accordance with the applicable PRC laws and regulations governing the supervision and administration of state-owned assets.

(2)	Conditions Precedent for Completion of the Acquisition:

The Acquisition will only be conducted and completed when each of all the following conditions has been satisfied or waived:

(a)	The Assets Acquisition Agreements become effective;

(b)	The necessary approval, authorization, consent from the relevant third party have been obtained and the filing in respect of the Acquisition has been made.

(3)	Transfer of Creditors' Rights and Debts

(a)
The Sellers should notify the relevant debtors related to the Target Assets requesting them to repay their debts to Sinopec Corp. on a timely basis. In case that any debtor fails to repay their debts to Sinopec Corp., the Sellers shall advise such debtor to that effect immediately, or accept the performance of such debtor after obtaining the consent from Sinopec Corp. and return the targets as result of such performance to Sinopec Corp. on a timely basis within a reasonable period.

(b)
The Sellers should obtain written consents from the relevant creditors related to the Target Assets in respect of their transfer of liabilities on a timely basis. The Sellers undertake that where the creditors do not give their consent as to the transfer of liabilities associated with the Target Assets and request the Sellers to perform their duties, they shall assume the responsibility for repayment or provide the corresponding guarantee as required by the creditors. After the Date of Completion, if the creditors demand the Sellers for repayment, the Sellers should immediately notify such creditor to raise such request to Sinopec Corp., or notify Sinopec Corp. on a timely basis within a reasonable period after they have performed their obligations to the creditors.

VI    REASONS FOR THE ACQUISITION

As the above assets and business are closely related to the daily production and production of the oilfields, the acquisition of the Target Assets can effectively satisfy the demands for the downhole operation services from the oil production plants owned by Sinoepec Corp. and maintain the steady and orderly daily production of these oilfields. After the Acquisition, the synergy between the oil production business and the downhole operation business of Sinopec Corp. will be achieved and the management system for oilfield production will be streamlined. Further, the numbers of operations will be reduced and costs on production will be saved, as such, the acquisition of the Target Assets will enhance the production efficiency and further reduce the existing connected transactions between Sinopec Corp. and Sinopec Group Company. While the refined oil price in the PRC market is gradually linked to that in the international market, the profit-making ability of the Target Assets will be stepped up, which will result in the increase of the earnings per share of Sinopec Corp.

VII    OTHER ARRANGEMENTS IN RELATION TO THE ACQUISITION

1	Continuing connected transactions after the completion of this acquisition

After the completion of the Acquisition, the continuing connected transactions between Sinopec Corp. and Sinopec Group Company will be further reduced. The parties agree that all continuing connected transactions between Sinopec Corp. and Sinopec Group Company will be conducted in accordance with the market practice and the prices for such continuing connected transaction will be determined based on the principles of fairness, reasonableness, mutual benefit and market-oriented policy so that the interest of Sinopec Corp. and its minority shareholders will not be impaired.

2	Undertaking of non-competition by Sinopec Group Company

Prior to the restructuring of Sinopec Corp., for the protection of Sinopec Corp.'s interest, Sinopec Group Company and Sinopec Corp. entered into a Non-competition Agreement, pursuant to which Sinopec Group Company undertook to Sinopec Corp., unless Sinopec Corp. agrees in writing or under certain circumstances as permitted under the Non-competition Agreement, that it shall: (a) not be involved in any business which competes or may compete with Sinopec Corp.'s business; (b) provide Sinopec Corp. with an option to purchase any business of Sinopec Group Company which competes or may compete with Sinopec Corp.'s business and right of first refusal over any business which competes or may compete with Sinopec Corp.

Sinopec Group Company agrees to continue to comply with the above undertakings.

3	The arrangement for personnel involved in the Acquisition and related issues

Sinopec Corp. and the Sellers confirm that the arrangement for the personnel involved in the Acquisition will follow the principle that "the personnel are to be arranged with the Target Assets", that is to say, the employment relationship and the social insurance (including pension and medicare etc.) of all the registered employees involved in the Acquisition will be taken over by Sinopec Corp.

4	Issues in relation to land and real estate involved in the Acquisition

In relation to the land and real estate involved in the Acquisition, Sinopec Group Company undertakes:

(1)
In relation to the land use rights to be leased by Sinopec Corp. from Sinopec Group Company after the completion of the Acquisition, Sinopec Group Company guarantee and ensure the integrity and legality of the title of such land use rights and also ensure the legality and validity of the use of the land by Sinopec Corp. by way of leasing;

(2)
In relation to the real estate involved in the Target Assets of the Acquisition and those which need to be leased by Sinopec Corp. from Sinopec Group Company after the completion of the Acquisition, Sinopec Group Company guarantee and ensure the integrity for the disposal of the title of such real estate, and ensures the legality and validity of the transfer and leasing of such real estate; and

(3)	The aforementioned undertaking and warranty shall remain in effect after the completion of the Acquisition, and will not be affected by the completion of the Acquisition.

VIII   OPINION OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Liu Zhongli, Mr. Shi Wanpeng and Mr. Li Deshui, being the independent non-executive directors of Sinopec Corp., issued their independent views in respect of the acquisition of the Target Assets by Sinopec Corp. from the Sellers. The independent non-executive directors are of the view that the Acquisition was conducted on normal commercial terms in the ordinary course of business through fair and equitable negotiations. The considerations for the Acquisition and other terms and conditions contained in the Assets Acquisition Agreements are fair and reasonable. After the Acquisition, the existing connected transactions between Sinopec Corp. and Sinopec Group Company will be reduced, and this is beneficial to the sustainable and healthy development of Sinopec Corp. and is in the interest of Sinopec Corp. and its shareholders as a whole. Mr. Su Shulin and Mr. Zhouyuan, being the connected Directors have abstained from voting for the Acquisition at the Board meeting at which the Acquisition was considered and approved. The voting procedures comply with the provisions of the applicable domestic and overseas laws and regulations, the regulatory documents and the articles of associations of Sinopec Corp.

IX      CHECKLIST OF DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp. from the date of this announcement:

1	the Board resolutions of the 21th Board Meeting of the 3rd session of Sinopec Corp. (including the opinion of independent non-executive directors)

2	"Assets Acquisition Agreement"（6 copies）

3	the Audit Report of Target Assets（6 copies）

4	the Assets Valuation Reports of Target Assets（6 copies）

V      DEFINITIONS

Names	Definitions
"Acquisition"	the acquisition of the Target Assets by Sinopec Corp. from the Sellers
"Assets Acquisition Agreement(s)"
the Assets Acquisition Agreement respectively entered into between Sinopec Corp. and each of the Seller, i.e. Shengli Oilfields Administrative Bureau, Jianghan Oilfields Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau

Assets Valuation Reports
the valuation reports issued by the Independent Valuer in respect of the Target Assets by adopting the cost valuation method as at the Valuation Date (Zhong Zheng Ping Bao Zi [2008] No. 028-1, Zhong Zheng Ping Bao Zi [2008] No. 028-2, Zhong Zheng Ping Bao Zi [2008] No. 028-3, Zhong Zheng Ping Bao Zi [2008] No. 028-4, Zhong Zheng Ping Bao Zi [2008] No. 028-5 and Zhong Zheng Ping Bao Zi [2008] No. 028-6)

"Board"	the Board of Directors of Sinopec Corp.
"Business Day"	Any day other than Saturdays, Sundays or the day when the banks in the PRC shall or are authorized to close under the applicable laws
	"Company" or "Sinopec Corp."	China Petroleum & Chemical Corporation(中國石油化工股份有限公司)
	"Date of Completion"	30 June 2008 or such other date as the parties agree otherwise in writing
	"Directors"	the directors of Sinopec Corp.
"HK$"
The lawful currency of Hong Kong Special Administrative Region of the People's Republic China with the exchange rate of  RMB 1.00 equivalent to approximately HK$1.0679, however, it does not mean that RMB can be converted into Hong Kong dollar at such rate; and vice versa

	"Hong Kong Listing Rules "	The Rules Governing the Listing of Securities on The of Hong Kong Stock Exchange
	"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
	Independent Valuer	Beijing Zhongzheng Appraisall Co., Ltd, which possesses the qualification for engaging in securities businesses within the P.R.C
Prior Transaction
the transactions entered into between Sinopec Corp. (and its subsidiary) and Sinopec Group Company (and its subsidiary) on 28 December 2007, details of which were disclosed in Sinopec Corp.'s announcement dated 28 December 2007

	"RMB"	the lawful currency of the People's Republic of China
"Sellers"	"Shengli Oilfields Administrative Bureau"	Shengli Oilfields Administrative Bureau of Sinopec Group Company (中國石化集團勝利石油管理局)
	"Jianghan Oilfields Administrative Bureau"	Jianghan Oilfields Administrative Bureau of Sinopec Group Company (中國石化集團江漢石油管理局) owned by Sinopec Group Company
	"Zhongyuan Petroleum Exploration Bureau"	Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company (中國石化集團中原石油勘探局) owned by Sinopec Group Company

"Henan Petroleum Exploration Bureau"	Henan Petroleum Exploration Bureau of Sinopec Group Company (中國石化集團河南石油勘探局) owned by Sinopec Group Company
"Jiangsu Petroleum Exploration Bureau"	Jiangsu Petroleum Exploration Bureau of Sinopec Group Company (中國石化集團江蘇石油勘探局) owned by Sinopec Group Company
"Huadong Petroleum Bureau"	Huadong Petroleum Bureau of Sinopec Group Company (中國石化集團華東石油局) owned by Sinopec Group Company
"Shanghai Listing Rules"	the Listing Rules of Shanghai Stock Exchange
"Shanghai Stock Exchange"	The Stock Exchange of Shanghai
"Sinopec Group Company"	China Petrochemical Corporation (中國石油化工集團公司)
"Target Assets"
The Target Assets of the Acquisition include: the downhole operation assets of maintenance nature and the auxiliary services, which are closely related to the daily oilfields production, the relevant businesses and associated liabilities of the Sellers i.e. Shengli Oilfields Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jianghan Oilfields Administrative Bureau, Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau

"Target Companies"
the five subsidiaries of Sinopec Group Company which were involved in the Prior Transaction, i.e. Sinopec Hangzhou Oil Refinery Plant (中國石化集團杭州煉油廠), Yangzhou Petrochemical Plant (揚州石油化工廠), Zhanjiang Dongxing Petrochemical Company Ltd. (湛江東興石油企業有限公司), Jiangsu Taizhou Petrochemical Plant (江蘇泰州石油化工總廠)

and Sinopec Qingjiang Petrochemical Company Ltd. (中國石化集團清江石油化工有限責任公司)
"Valuation Date"	31 December 2007

For and on behalf of the Board of Directors
China Petroleum & Chemical Corporation

Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 26 June 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and  Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: June 27, 2008